Exhibit 99.1

Ellomay Capital Announces Launch of its First Photovoltaic Projects in Texas

Tel-Aviv, Israel, March 5, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced that it reached a significant milestone in its strategic business plan. The Company successfully executed agreements for the engineering, procurement and construction (“EPC”) of its first photovoltaic projects in the State of Texas, USA, which provide for the construction of the Fairfield project (held by Fairfield Solar Project, LLC, with a capacity of 13.44 MW) and the Malakoff project (held by Malakoff Solar I, LLC and Malakoff Solar II, with an aggregate capacity of 13.92 MW) in the vicinity of Dallas.

The execution of these agreements marks a significant step in the advancement of the Company’s photovoltaic portfolio in Texas, USA. The selected EPC contractor is renowned for its engineering expertise and high-quality construction of photovoltaic plants across the United States and the construction of these projects is expected to be completed within six months. The Company also entered into agreements to procure solar modules from one of the top five, tier 1, manufacturers for the Fairfield and Malakoff projects and for additional US PV projects under development (Mexia and Talco).

“The execution of EPC agreements for the Company’s first US photovoltaic projects signifies an important moment for the Company’s evolution in the US market. The transition of the Fairfield and Malakoff projects from the greenfield phase to project execution and initial site preparations was completed ahead of our expected schedule, exemplifying the Company’s proactive and efficient approach to streamlining the construction timeline. These projects serve as proof of concept for the Company’s strategic plan for rapid expansion and value creation and the Company’s unwavering commitment to excellence and reliability. We are working tirelessly together with our US partners to achieve our goals and we expect that the Mexia and Talco projects (10.4 MW and 9.7 MW, respectively) will commence construction during the second half of 2024. We foresee significant growth from 2024 onwards. The Company is actively exploring additional opportunities to leverage its expertise in renewable energy, aiming to broaden our project portfolio during 2024 and onwards,” remarked Ran Fridrich, CEO and Director of Ellomay Capital.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;

●	Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia I Solar, LLC, Mexia II Solar, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13.44 MW, 6.96 MW, 6.96 MW, 5.2 MW, 5.2 MW and 9.7 MW respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the delays in the commencement, performance and completion of construction of the projects, shortage of equipment required for the construction of the projects, delays in the advancement and execution of EPC agreements in connection with other projects, the impact of the war and hostilities in Israel and Gaza, changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including the United States, Israel, Spain and Italy. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com